Filed Pursuant to Rule 433

Registration No. 333-200740

January 21, 2015

PRICING TERM SHEET

$2,900,000,000

$500,000,000 2.625% Senior Notes due 2020

$500,000,000 3.200% Senior Notes due 2022

$1,000,000,000 3.600% Senior Notes due 2025

$900,000,000 4.700% Senior Notes due 2045

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement dated January 21, 2015.

Issuer:	Laboratory Corporation of America Holdings

Expected Ratings:*	Baa2 (Moody’s) / BBB (S&P)

Trade Date:	January 21, 2015

Expected Settlement Date:	January 30, 2015 (T+7)

Security:	2.625% Notes due 2020 (the “2020 Notes”)	3.200% Notes due 2022 (the “2022 Notes”)	3.600% Notes due 2025 (the “2025 Notes”)	4.700% Notes due 2045 (the “2045 Notes”)

Principal Amount:	$500,000,000	$500,000,000	$1,000,000,000	$900,000,000

Maturity Date:	February 1, 2020	February 1, 2022	February 1, 2025	February 1, 2045

Interest Payment Dates:	February 1 and August 1, commencing August 1, 2015	February 1 and August 1, commencing August 1, 2015	February 1 and August 1, commencing August 1, 2015	February 1 and August 1, commencing August 1, 2015

Coupon:	2.625%	3.200%	3.600%	4.700%

Price to Public:	99.888%	99.919%	99.850%	99.236%

Net Proceeds to Issuer (before expenses):	$496,440,000	$496,470,000	$992,000,000	$885,249,000

Benchmark Treasury:	1.625% due December 31, 2019	2.125% due December 31, 2021	2.250% due November 15, 2024	3.125% due August 15, 2044

Benchmark Treasury Price /Yield:	101-10 / 1.349%	103-00+ / 1.663%	103-13 / 1.868%	114-06 / 2.448%

Spread to Benchmark Treasury:	+ 130 basis points	+ 155 basis points	+ 175 basis points	+ 230 basis points

Reoffer Yield:	2.649%	3.213%	3.618%	4.748%

Make-Whole Spread:	+ 20 basis points	+ 25 basis points	+ 30 basis points	+ 35 basis points

Optional Redemption:	We may, at our option, redeem some or all of the 2020 Notes or the 2022 Notes at any time or from time to time, at a redemption price equal to the greater of 100% of the principal amount of each Note being redeemed plus accrued and unpaid interest to the redemption date, and the Make-Whole Amount.

We may, at our option, redeem some or all of the 2025 Notes or the 2045 Notes, in the case of the 2025 Notes, at any time or from time to time prior to November 1, 2024 (three months prior to their maturity date) or in the case of the 2045 Notes, at any time or from time to time prior to August 1, 2044 (six months prior to their maturity date), at a redemption price equal to the greater of 100% of the principal amount of each Note being redeemed plus accrued and unpaid interest to the redemption date, and the Make-Whole Amount.

On and after November 1, 2024 (three months prior to their maturity date), we may at our option redeem the 2025 Notes at any time or from time to time, either in whole or in part, and on and after August 1, 2044 (six months prior to their maturity date), we may at our option redeem the 2045 Notes at any time or from time to time, either in whole or in part, in each case at a redemption price equal to 100% of the principal amount of each Note to be redeemed, plus accrued and unpaid interest to the redemption date.

Special Mandatory Redemption:	In the event that we do not consummate the Acquisition on or prior to June 30, 2015, or the Merger Agreement is terminated at any time prior thereto, we will redeem all of the 2020 Notes, the 2022 Notes, the 2025 Notes and the 2045 Notes, on the special mandatory redemption date at a redemption price equal to 101% of the principal amount of each series of Notes, plus accrued and unpaid interest from the date of initial issuance to, but excluding, the special mandatory redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

CUSIP/ISIN:	50540R AR3 / US50540RAR30	50540R AP7 / US50540RAP73	50540R AQ5 / US50540RAQ56	50540R AS1 / US50540RAS13

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Credit Suisse Securities (USA) LLC

Co-Managers:

Barclays Capital Inc.

KeyBanc Capital Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

BNY Mellon Capital Markets, LLC

Credit Agricole Securities (USA) Inc.

Fifth Third Securities, Inc.

*	Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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